UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

US Unwired Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

90338R104

(CUSIP Number)

Thomas A. Gerke

Sprint Corporation

6200 Sprint Parkway

Overland Park, Kansas 66251

(913) 794-1440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

WITH COPIES TO:

C. William Baxley

Michael J. Egan

King & Spalding LLP

191 Peachtree Street

Atlanta, Georgia 30303

(404) 572-4600

July 10, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 90338R104	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Sprint Corporation 48-0457967
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 - 8 SHARED VOTING POWER 45,087,920 9 SOLE DISPOSITIVE POWER - 0 - 10 SHARED DISPOSITIVE POWER 45,087,920

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,087,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) approximately 27%
14	TYPE OF REPORTING PERSON (See Instructions) CO

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CUSIP No. 90338R104	13D	Page 3 of 11 Pages

Item 1. Security and Issuer.

The class of equity security to which this Statement on Schedule 13D relates is the common stock, par value $.01 per share (the “Shares”), of US Unwired Inc., a Louisiana corporation (the “Company”). The name and address of the principal executive offices of the Company are US Unwired Inc., 901 Lakeshore Drive, Lake Charles, Louisiana 70601.

Item 2. Identity and Background.

This Statement is filed by Sprint Corporation, a Kansas corporation (“Sprint”), with the U.S. Securities and Exchange Commission on July 20, 2005. Sprint is a global communications company that offers an extensive range of innovative communications products and solutions, including global IP, wireless, local and multiproduct bundles. A Fortune 100 company with more than $27 billion in annual revenues in 2004, Sprint is widely recognized for developing, engineering and deploying state-of-the-art network technologies, including the United States’ first nationwide all-digital, fiber-optic network; an award-winning Tier 1 Internet backbone; and one of the largest 100-percent digital, nationwide wireless networks in the United States. Sprint’s principal place of business and principal office is at 6200 Sprint Parkway, Overland Park, Kansas 66251.

The name, citizenship, business address, principal occupation or employment and five-year employment history of each of the directors and executive officers of Sprint and certain other information are set forth in Schedule I hereto, which is incorporated herein by reference. Neither Sprint nor, to the best knowledge of Sprint, any of the persons listed on Schedule I during the last five years has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Sprint estimates that the total amount of funds required to consummate the transactions described in this Statement and to pay related fees and expenses and other obligations will be approximately $1,130,000,000. Sprint plans to pay these obligations from available cash.

Item 4. Purpose of the Transaction.

Pursuant to an Agreement and Plan of Merger, dated as of July 10, 2005 (the “Merger Agreement”), by and among Sprint, UK Acquisition Corp. (“Offeror”), a Louisiana corporation and a wholly owned subsidiary of Sprint, and the Company, Offeror commenced an offer on July 15, 2005 (the “Offer”) to purchase all of the issued and outstanding Shares of the Company for $6.25 per Share, net to the seller in cash, less any required withholding taxes and without interest (the “Offer Price”), upon the terms and conditions set forth in the Offer to Purchase, dated July 15, 2005 (the “Offer to Purchase”). The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The Merger Agreement also provides that, following completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Louisiana Business Corporation Law (the “LBCL”), Offeror will be merged with and into the Company (the “Merger”). Each Share then outstanding will be converted into the right to receive the Offer Price. Following the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and become a wholly owned subsidiary of Sprint, and the separate corporate existence of Offeror will cease.

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CUSIP No. 90338R104	13D	Page 4 of 11 Pages

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that represents at least a majority of the then outstanding Shares on a fully diluted basis (the “Minimum Condition”). The Offer is also subject to the expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, receipt of required approvals from the Federal Communications Commission and other required regulatory approvals and the satisfaction or waiver of certain other terms and conditions.

If pursuant to the Offer, Offeror acquires at least 90% of the Shares then outstanding, in accordance with the Merger Agreement and the LBCL, Offeror will be able to effect the Merger without a vote of the shareholders. If, however, the Minimum Condition is met but Sprint and Offeror do not acquire 90% of the Shares then outstanding as a result of the Offer or otherwise, the vote of the shareholders will be required under the LBCL to effect the Merger.

The Merger Agreement further provides that, if requested by Sprint or Offeror and if the Minimum Condition is satisfied, promptly following the purchase of such Shares by Offeror pursuant to the Offer, and from time to time thereafter, the Company will take all actions necessary, including increasing the size of the Board of Directors of the Company or causing the resignation of members who were directors prior to the commencement of the Offer, to cause such number of persons designated by Offeror to become directors of the Company so that the percentage representation of Offeror’s designees on the Board of Directors of the Company is equivalent to Offeror’s percentage ownership of Shares issued and outstanding, on a fully diluted basis, as of such time. In addition, Sprint, Offeror and the Company have agreed to use their respective reasonable best efforts to ensure that at least two of the members of the Board of Directors of the Company will be continuing directors or persons designated by the continuing directors.

In connection with the Merger Agreement and for the purpose of facilitating the transactions contemplated thereby, Sprint entered into a Shareholders Agreement, dated as of July 10, 2005 (the “Shareholders Agreement”), with the following shareholders: William L. Henning, William L. Henning, Jr., John A. Henning Sr., Thomas G. Henning, Lena B. Henning, John A. Henning Exempt Class Trust No. 1, William L. Henning, Jr. Exempt Class Trust No. 1, Thomas G. Henning Exempt Class Trust No. 1, Cameron Communications, L.L.C. and The 1818 Fund III, L.P. (collectively, the “Tendering Shareholders”). Pursuant to the Shareholders Agreement, the Tendering Shareholders agreed to tender an aggregate of 45,087,920 Shares owned by the Tendering Shareholders (the “Committed Shares”) in the Offer and, if necessary, to vote the Committed Shares in favor of the Merger. As of June 30, 2005, the Committed Shares represented approximately 27% of the Shares issued and outstanding and approximately 25% of the Shares issued and outstanding on a fully diluted basis.

Pursuant to the Shareholders Agreement, the Tendering Shareholders irrevocably appointed Sprint as their proxy to vote their Shares in connection with the transaction in the following manner: (i) for the approval of the Merger Agreement and the Merger and (ii) against any alternative Acquisition Proposal unless Sprint determines to vote in favor of the Acquisition Proposal. If Sprint elects not to exercise its right to vote the securities pursuant to the irrevocable proxy, the Tendering Shareholders agree to vote the securities during the term of the Shareholders Agreement (A) to approve the Merger Agreement and the Merger or (B) against any other acquisition proposal unless Sprint determines to vote in favor of the Acquisition Proposal, in each case at any annual, special or other meeting or action of the shareholders of the Company in lieu of a meeting or otherwise. “Acquisition Proposal” means any proposal with respect to (1) a transaction pursuant to which any person (or group of persons) other than Sprint or its affiliates, directly or indirectly, acquires or would acquire more than 20% of the outstanding Shares or of the outstanding voting power of the Company, whether from the Company or pursuant to a tender offer or exchange offer or otherwise (other than the Offer), (2) a merger, share exchange, consolidation, business combination, recapitalization or any other transaction involving the Company

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CUSIP No. 90338R104	13D	Page 5 of 11 Pages

(other than the Merger), or any of its subsidiaries, pursuant to which any person or group of persons (other than Sprint or its affiliates) party thereto, or its shareholders, owns or would own more than 20% of the outstanding Shares or the outstanding voting power of the Company or, if applicable, the parent entity resulting from any such transaction immediately upon consummation thereof, or (3) any transaction pursuant to which any person (or group of persons) other than Sprint or its affiliates acquires or would acquire control of assets (including for this purpose the outstanding equity securities of the Company’s subsidiaries and securities of the entity surviving any merger or business combination involving any of the Company’s subsidiaries) of the Company or any of its subsidiaries representing more than 20% of the fair market value of all the assets of the Company and its subsidiaries, taken as a whole, immediately prior to such transaction.

In addition, during the term of the Shareholders Agreement, the Tendering Shareholders may not transfer, sell, give, assign, distribute, hypothecate, pledge, encumber, grant a security interest in, enter into any contract, option or other agreement or understanding with respect to, or otherwise dispose of (whether by operation of law or by agreement or otherwise), any Shares, or any right, title or interest in the Shares.

The Shareholders Agreement will terminate upon the earlier of the consummation of the Merger and the termination of the Merger Agreement in accordance with its terms. In addition, the Shareholders Agreement will terminate with respect to any Tendering Shareholder upon written notice by the Tendering Shareholder if the Tendering Shareholder is entitled to decline to tender or withdraw its tender. A Tendering Shareholder may decline to tender or withdraw its tender of Shares if (i) without the prior written consent of the Tendering Shareholder, Sprint or Offeror amends the Offer to reduce the price per Share to be paid to less than the Offer Price, reduce the number of Shares subject to the Offer, change the form of consideration payable in the Offer or amend or modify any term or condition of the Offer in a manner adverse to the shareholders of the Company or (ii) any governmental entity has issued a final, nonappealable order, decree or ruling or taken any other action permanently restraining, enjoining, or otherwise prohibiting the Tendering Shareholder from tendering Shares.

Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on the Nasdaq SmallCap Market (“Nasdaq”). According to Nasdaq’s published guidelines, the Shares would not be eligible to be included for listing if, among other things, the number of Shares publicly held falls below 500,000, the number of holders of Shares falls below 300 or the market value of such publicly held Shares is not at least $1,000,000. If, as a result of the purchase of Shares pursuant to the Offer, the Merger or otherwise, the Shares no longer meet the requirements of Nasdaq for continued listing, the listing of the Shares will be discontinued.

The foregoing description of the transactions contemplated by the Merger Agreement, the Offer to Purchase and the Shareholders Agreement is qualified in its entirety by reference to the respective documents, copies of which are filed hereto as Exhibits 1, 2 and 3, respectively, each of which is incorporated herein by reference.

Except as set forth in this Statement, the Shareholders Agreement or the Merger Agreement, neither Sprint nor, to the knowledge of Sprint, any person listed on Schedule 1 hereto, has any plans or proposals that relate to or that would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

As of the date hereof, Sprint owns no Shares. For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, however, as a result of entering into the Shareholders Agreement, Sprint may be deemed to possess beneficial ownership of an aggregate of 45,087,920 Shares representing

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CUSIP No. 90338R104	13D	Page 6 of 11 Pages

approximately 27% of the issued and outstanding Shares. Sprint and the persons listed in Schedule 1 hereto, however, disclaim beneficial ownership of such securities, and this Statement shall not be construed as an admission that Sprint or any person listed on Schedule 1 hereto is the beneficial owner for any purpose of the securities covered by this Statement.

Except as described herein, neither Sprint nor, to the knowledge of Sprint, any person listed on Schedule 1 hereto, has acquired or disposed of any Shares during the past 60 days. Parts (d) and (e) of Item 5 are not applicable.

The foregoing description of the Shareholders Agreement is qualified in its entirety by reference to the Shareholders Agreement, a copy of which is filed hereto as Exhibit 3, which is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3, 4 and 5 is incorporated herein by reference. Except as described in this Statement, there are no contracts, arrangements, understandings or relationship (legal or otherwise) between Sprint or, to the best of its knowledge, any of the persons named in Schedule 1 to this Statement or between Sprint and any other person or, to the best of its knowledge, any person named in Schedule 1 to this Statement and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies

Item 7. Material to be Filed as Exhibits.

1.	Agreement and Plan of Merger, dated as of July 10, 2005, by and among Sprint Corporation, UK Acquisition Corp. and US Unwired Inc. (filed as Exhibit 99.1 to Sprint Corporation’s Current Report on Form 8-K filed on July 11, 2005 and incorporated herein by reference).

2.	Offer to Purchase dated July 15, 2005 (filed as Exhibit (a)(1)(A) to Sprint Corporation’s Schedule TO filed on July 15, 2005 and incorporated herein by reference).

3.	Shareholders Agreement, dated as of July 10, 2005, by and among Sprint Corporation and William M. Henning, William L. Henning, Jr., John A. Henning, Sr., Thomas G. Henning, Lena B. Henning, John A. Henning Exempt Class Trust No. 1, William L. Henning, Jr. Exempt Class Trust No. 1, Thomas G. Henning Exempt Class Trust No. 1, Cameron Communications, L.L.C. and The 1818 Fund III, L.P. (filed as Exhibit 99.2 to Sprint Corporation’s Current Report on Form 8-K filed on July 11, 2005 and incorporated herein by reference).

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CUSIP No. 90338R104	13D	Page 7 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 20, 2005

SPRINT CORPORATION

By	/s/ Charles Wunsch
Charles Wunsch
Vice President

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Schedule 1

CERTAIN INFORMATION CONCERNING THE

DIRECTORS AND EXECUTIVE OFFICERS OF SPRINT

Directors and Executive Officers of Sprint. Set forth below are the name, current business address, citizenship, present principal occupation or employment history (covering a period of not less than five years) of each executive officer and director of Sprint. The business address of each such director and executive officer is: c/o Sprint Corporation, 6200 Sprint Parkway, Overland Park, Kansas 66251. All directors and executive officers listed below are citizens of the United States.

Directors of Sprint	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Gordon M. Bethune	Gordon M. Bethune is the retired Chairman and Chief Executive Officer of Continental Airlines, Inc., an international commercial airline company. He served as Chief Executive Officer of Continental Airlines from 1994 and as Chairman and Chief Executive Officer from 1996 until December 31, 2004. He is a director of Honeywell International, Inc., Willis Group Holdings, Limited and Prudential Financial, Inc. He has been a director of Sprint since March 2004.

Dr. E. Linn Draper, Jr.	Dr. E. Linn Draper, Jr. is the retired Chairman of American Electrical Power Co. Inc., a public utility holding company. He has also served as President of Ohio Valley Electric Corporation, an electric utility company, Piketon, Ohio, and its subsidiary, Indiana-Kentucky Electric Corporation, since 1992. He served as Chairman, President and Chief Executive Officer of American Electric Power Co. Inc. and all of its major subsidiaries from 1993 until December 31, 2003 and as Chairman until February 24, 2004. He is a director of Temple-Inland, Inc., North Western Corporation, Alliance Data Systems Corporation and Alpha Natural Resources. He has been a director of Sprint since December 2003.

Gary D. Forsee	Gary D. Forsee is Chairman and Chief Executive Officer of Sprint Corporation. He is a director of Goodyear Tire & Rubber Co. Before becoming the Chief Executive Officer of Sprint in March 2003, Mr. Forsee served as Vice Chairman—Domestic Operations of BellSouth Corporation since January 2002, Chairman of Cingular Wireless since late 2001 and President of BellSouth International since 2000, before which he served as Executive Vice President and Chief Staff Officer beginning in 1999. He has been a director of Sprint since 2003.

James H. Hance, Jr.	James H. Hance, Jr. is the retired Vice Chairman of Bank of America Corporation, a financial services holding company. He served as the Vice Chairman of Bank of America Corporation from 1993 until January 31, 2005 and as the Chief Financial Officer of Bank of America Corporation from 1988 until April 2004. He is a director of Cousins Properties Incorporated, EnPro Industries, Inc., Rayonier Corporation and Duke Energy. He has been a director of Sprint since February 9, 2005.

Deborah A. Henretta	Deborah A. Henretta is President of Global/Baby Toddler & Adult Care for Procter & Gamble, a producer of personal and household products, since 2001. Before becoming President of Global Baby/Toddler & Adult Care, she served as Vice President, North America Baby Care since 1999 and General Manager, Global Fabric Conditioners since 1996. She is on the Board of Trustees at St. Bonaventure University and Children’s Hospital/Medical Center in Cincinnati, Ohio. She has been a director of Sprint since March 2004.

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Directors of Sprint	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Irvine O. Hockaday, Jr.	Irvine O. Hockaday, Jr. is the retired President and Chief Executive Officer of Hallmark Cards, Inc., a manufacturer of greeting cards. He is a director of Aquila, Inc., Crown Media Holdings, Inc., Dow Jones, Inc., Ford Motor Company and Estee Lauder, Inc. Mr. Hockaday served as President and Chief Executive Officer of Hallmark Cards, Inc. from 1985 to 2001. He has been a director of Sprint since 1997, and is Sprint’s Lead Independent Director.

Linda Koch Lorimer	Linda Koch Lorimer is the Vice President and Secretary of the University, Yale University. She is the Lead Director of McGraw-Hill, Inc. and a director of Yale-New Haven Hospital and a trustee of Hollins University. Before becoming Vice President and Secretary of Yale University in 1993, Ms. Lorimer was President of Randolph-Macon Woman’s College for more than six years. She has served as the President of the Board of the American Association of Colleges and Universities and as Vice Chair of The Center for Creative Leadership. She has been a director of Sprint since 1993.

Louis W. Smith	Louis W. Smith is the retired President and Chief Executive Officer of the Ewing Marion Kauffman Foundation. He is a director of H & R Block, Inc. Before serving as President and Chief Executive Officer of the Ewing Marion Kauffman Foundation from 1997 until April 2002, Mr. Smith was President and Chief Operating Officer of the foundation beginning in 1995. He was President of Allied Signal Inc., Kansas City Division, from 1990 to 1995. He has been a director of Sprint since 1999.

Gerald L. Storch	Gerald L. Storch is the Vice Chairman of Target Corporation, a general merchandise retailer. Before becoming Vice Chairman of Target in 2001, he was President of Target’s Financial Services and New Businesses from 1998 to 2001. He has been a director of Sprint since December 2003.

William H. Swanson	William H. Swanson is the Chairman and Chief Executive Officer of Raytheon Company, an industry leader in defense and government electronics, space, information, technology, technical services and business and special mission aircraft. Prior to January 2004, he was CEO and president of Raytheon. Prior to that, he was president of Raytheon, responsible for Raytheon’s government and defense operations. Mr. Swanson joined Raytheon in 1972 and has held a wide range of leadership positions across a broad spectrum of Raytheon’s business units. He has been a director of Sprint since September 2004.

Executive Officers of Sprint	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Gene M. Betts, Senior Vice President and Treasurer	Gene M. Betts is the Senior Vice President and Treasurer of Sprint Corporation, a position he assumed in December 1998. In 1990, he was named Senior Vice President.

William R. Blessing, Senior Vice President—Strategic Planning and Corporate Development	William R. Blessing is Senior Vice President, Strategic Planning and Corporate Development of Sprint Corporation, a position he assumed in August 2003. Previously, Mr. Blessing was Senior Vice President—Business Development and Strategy since 2000 until assuming his current position in 2003.

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Executive Officers of Sprint	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Robert J. Dellinger, Executive Vice President and Chief Financial Officer	Robert J. Dellinger is Executive Vice President and Chief Financial Officer of Sprint Corporation, a position he assumed in June 2002. Before joining Sprint, Dellinger was President and Chief Executive Officer of GE Frankona Re based in Munich, Germany, with responsibility for General Electric’s (GE) Employers Reinsurance Corporation’s (ERC) European operations since 2000. From 2001 to 2002, he also served as President and Chief Executive Officer of General Electric’s Employer’s Reinsurance Corporation’s Property and Casualty Reinsurance Business in Europe and Asia. From 1997 to 2000, he served as Executive Vice President and Chief Financial Officer of General Electric’s Employer’s Reinsurance Corporation.

Gary D. Forsee, Chairman and Chief Executive Officer	Gary D. Forsee is Chairman and Chief Executive Officer of Sprint Corporation. He is a director of Goodyear Tire & Rubber Co. Before becoming the Chief Executive Officer of Sprint in March 2003, Mr. Forsee served as Vice Chairman—Domestic Operations of BellSouth Corporation since January 2002, Chairman of Cingular Wireless since late 2001 and President of BellSouth International since 2000, before which he served as Executive Vice President and Chief Staff Officer beginning in 1999. He has been a director of Sprint since 2003.

Michael B. Fuller, President—Local Telecommunications Division	Michael B. Fuller is President of the Local Telecommunications Division of Sprint Corporation, a position he assumed in October 1996.

Thomas A. Gerke, Executive Vice President, General Counsel and External Affairs	Thomas A. Gerke is Executive Vice President—General Counsel and External Affairs of Sprint Corporation, a position he was elected to in May 2003. Previously, Mr. Gerke served as senior attorney. Subsequently, he held other management positions in legal, including Assistant Vice President—Legal, Corporate Transactions in September 1997, Vice President—Legal General Business and Technology in February 1999, and from September 2000 until June 2002, he served as Corporate Secretary and Associate General Counsel for Sprint Corporation.

Daniel R. Hesse— Chief Executive Officer— Local Telecommunications Division	Daniel R. Hesse is Chief Executive Officer of the Local Telecommunications Division of Sprint Corporation, a position he assumed in June 2005. Before joining Sprint, Mr. Hesse was Chairman, President and CEO of Terabeam Corp. since 2000 until 2004. He served as President and Chief Executive Officer of AT&T Wireless Services from 1997 to 2000.

Howard E. Janzen, President—Sprint Business Solutions	Howard E. Janzen is President of Sprint Business Solutions, a position he assumed in May 2003. Before joining Sprint, Mr. Janzen served last as President and Chief Executive Officer for Williams Communications since April 1995.

Timothy E. Kelly, President—Sprint Consumer Solutions	Timothy E. Kelly is President of Sprint Consumer Solutions (SCS), a position he assumed in October 2004. Previously, Mr. Kelly was Senior Vice President—SCS since October 2003. Mr. Kelly first joined Sprint in 1994 as Assistant Vice President of Sprint’s corporate brand, media and sponsorship marketing initiatives, becoming Vice President—Consumer Long Distance marketing in 1998. He left Sprint in August 1999, to join Tickets.com, first as Executive Vice President of Marketing and then as President. Mr. Kelly rejoined Sprint as President of the Mass Markets Organization in January 2001. In May 2002, he became President of Sprint Business.

James G. Kissinger, Senior Vice President— Human Resources	James G. Kissinger is Senior Vice President—Human Resources of Sprint Corporation, a position he assumed in April 2003. Previously, Mr. Kissinger was Vice President—Human Resources Operations for Sprint PCS since August 2000. Mr. Kissinger began his career with the company when he joined Sprint in 1984 as a human resources manager.

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Executive Officers of Sprint	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Len J. Lauer, President and Chief Operating Officer	Len J. Lauer is President and Chief Operating Officer of Sprint Corporation, a position he was elected to in September 2003. Mr. Lauer previously served as President of Sprint PCS since October 2002. Mr. Lauer joined Sprint in 1998 from Bell Atlantic—New Jersey. He became President of Sprint Business in June 2000. Six months later, Mr. Lauer served as President of Long Distance.

John P. Meyer, Senior Vice President and Controller	John P. Meyer is Senior Vice President and Controller of Sprint Corporation, a position he assumed in March 1993.

Michael W. Stout, Executive Vice President—Chief Information Officer	Michael W. Stout is Executive Vice President and Chief Information Officer of Sprint Corporation, a position he assumed in May 2003. Before joining Sprint, Mr. Stout served as Vice President and Chief Technology and Information Officer for GE Capital since 1998.

Kathryn A. Walker, Executive Vice President—Network Services	Kathryn A. Walker is Executive Vice President—Network Services of Sprint Corporation, a position she assumed in October 2003. Previously, Ms. Walker was Senior Vice President—Network Services since January 2003. Ms. Walker previously served as Assistant Vice President—Human Resources for Sprint Technology Services in October 1995, as Vice President—Product Management for Sprint Business in April 1997, as Vice President—Business Support Services for Sprint Business in 2000 and in March 2002, as Senior Vice President—Network Services for the Global Markets Group.

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